Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi to acquire Origimm Biotechnology in first move to treat acne with vaccine-based immunotherapy

*   Origimm brings expertise in antigen discovery for immune modulation of skin microbiome-associated disorders

*   Transaction adds to Sanofi pipeline a potential first-in-class vaccine candidate in acne vulgaris, a condition affecting millions of people worldwide

*   Sanofi to leverage its next-generation mRNA platform to unlock potential of vaccine-candidate

PARIS and VIENNA – December 1, 2021 – Sanofi announced today it entered into an agreement to acquire Origimm Biotechnology GmbH, an Austrian privately owned biotechnology company specializing in the discovery of virulent skin microbiome components and antigens from bacteria causing skin disease, such as acne. With this acquisition, Sanofi continues executing its global Play to Win strategy, pursuing growth opportunities and building an industry-leading vaccines pipeline.

The transaction will add ORI-001 to Sanofi’s early-stage pipeline. ORI-001 is a therapeutic vaccine candidate for acne vulgaris based on recombinant proteins, which entered preliminary clinical studies in Q3 2021. In parallel, Sanofi is working to develop additional antigen versions and expects to leverage its next-generation mRNA platform in a comprehensive Ph1/2 trial to start in 2023.

“The acquisition of Origimm further broadens our vaccines R&D pipeline with a first vaccine candidate against acne, a high medical need for millions of teenagers and adults,” says Thomas Triomphe, Executive Vice President, Global Head of Sanofi Pasteur. “Welcoming Origimm within Sanofi expands our area of expertise by bringing extensive know-how in the field of skin microbiome and skin immunology. We look forward to unlocking the full potential of this candidate”.

Acne is a widespread and stigmatizing condition for millions of people globally, causing substantial psychological burden for teenagers but also adults – over 10% of them still experiencing acne after age 501. The Cutibacterium acnes bacterium plays a central role in the development of moderate to severe acne. There is today no satisfactory treatment against acne combining high efficacy and acceptable safety.

“We are looking forward to combining our expertise and strengths to continue developing innovative solutions for prevention and treatment of the skin microbiome-associated diseases, such as common acne” says

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Sanya Selak, PhD, Founder & CEO/CSO of Origimm. “Together with such a strong partner like Sanofi, we will strive to creating a paradigm shift in treatment of skin diseases and many other microbiome-associated disorders and infections, for which current medical solutions are inadequate.”

The acquisition is expected to close early December 2021.

About Origimm

Origimm (‘Origins of Immunity’) is an Austrian biotech company with lead expertise in discovery of vaccine antigens and drug targets for prevention and treatment of diseases and infections associated with skin-colonizing microbes.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

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